

May 16, 2013

<u>Via E-mail</u>
Scott B. Hamilton
General Counsel
Global Brass and Copper Holdings, Inc.
475 N. Martingale Road, Suite 1050
Schaumburg, IL 60173

> **Re:** **Global Brass and Copper Holdings, Inc.**
> **Amendment No.7 Registration Statement on Form S-1**
> **Filed May 13, 2013**
> **File No. 333-177594**

Dear Mr. Hamilton:

We have reviewed your registration statement and have the following comment.

<u>The Offering, page 14</u>

1.   In your response to comment 14 from our letter dated November 22, 2011, you indicated that will revise the registration statement to give effect to the stock split when the details of the stock split have been determined. You indicated that this will occur prior to circulation of the preliminary prospectus. Please advise us or revise your registration statement accordingly. If you conclude that your stock split will occur after your registration statement is effective, please enhance your disclosures throughout your filing to clearly indicate which share amounts are presented pre-split and post-split, including the number of shares being included in this offering. Please also revise your selected historical consolidated financial data on page 56 to clearly state in your introductory paragraph that your historical share amounts are on a pre-split basis and only your pro forma share amounts are on a post-split basis, if true. Your current disclosures are not clear in this regard. Refer to SAB Topic 4C.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Lawrence G. Wee, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP